Certificate of Qualifications

I, Timothy A. Ross, do hereby certify that:

1.

I am an employee of:

Agapito Associates, Inc.

1726 Cole Blvd. Bldg. 22 Ste. 130

Golden, CO 80401

USA

2.

I graduated with a BS degree in Mining Engineering from Virginia Polytechnic and State University in 1977.

3.

I am a Member of the Society of Mining Engineers and authorized to use the title “SME Founding Registered Member”.

4.

I have worked as an engineer for a total of 30 years since my graduation from university.

5.

I have read the definition of  “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the section of the technical report titled Updated Preliminary Assessment of the El Boleo Copper Cobalt Project, (the “Technical Report”), dated January 2007, relating to underground mining of the deposit.  I have visited the Property six times since August of 2005.

7.

I have had an involvement in the Property since July 2005.  The nature of this involvement includes geotechnical evaluation, underground mine design and underground mine planning.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 11 January, 2007

Signature of Qualified Person

/s/ Timothy A. Ross

Timothy A. Ross

Print name of Qualified Person